Univar N.V.
500 – 108th Avenue NE
Suite 2200
Bellevue, WA
98004 USA

T 425 638-4900
F 425 638-4953

www.univarcorp.com

UNIVAR

SUPPL

August 13, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: File number 82-34796
Univar NV Rule 12g3-2(b)(1)(iii) information submission

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's disclosures as listed on Attachment A.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Peter Heinz
Vice President- General Counsel

Enclosure

UNIVAR

PRESS RELEASE

Univar Acquires Dow Canada's Western Caustic Soda Distribution Assets

Rotterdam, The Netherlands – August 13, 2007 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced that its Univar Canada business unit signed an agreement to purchase Dow Canada's western Canada caustic soda distribution assets. The assets consist of caustic soda storage and transportation assets, primarily tank terminal assets and leasehold at North Vancouver, British Columbia, and an owned fleet of 374 railcars, plus related supply and sales contracts. This acquisition will increase Univar Canada's annual sales of liquid caustic soda by an amount between 250,000 and 280,000 dry metric tons. The transaction, which is subject to regulatory approvals, is expected to close as soon as practicable in 2007.

This acquisition will enhance Univar Canada's footprint in the distribution of caustic soda in western Canada and the British Columbia and Alberta provinces. Gary E. Pruitt, Chairman and CEO of Univar N.V., said, "We are delighted with this transaction. It enables us to better serve the needs of our customers, primarily pulp and paper mills and oil and gas operators within these markets. Acquiring the Dow caustic business leverages a core Univar product offering and maintains our strong growth momentum in the western Canadian market."

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of over 200 distribution centers, located throughout the United States, Canada, 18 European countries and China. In 2006, Univar generated net sales of USD 6.6 billion and operating income (EBIT) of USD 238.6 million. Univar has approximately 7,900 employees based throughout North America, Europe and China. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Russell Day
Director of Strategic Planning and Business Development
Tel: +1 425 638 4930
Fax: +1 425 638 4993

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

E-mail: russell.day@univarcorp.com

Website: www.univarcorp.com

###

ATTACHMENT A

Univar N.V. Disclosures

Tab 1. 2007 Fiscal Year

a. Press Release: Univar Acquires Dow Canada's Western Caustic Soda Distribution Assets, Dated August 13th, 2007

Univar N.V.
500 – 108th Avenue NE
Suite 2200
Bellevue, WA
98004 USA

T 425 638-4900
F 425 638-4953

www.univarcorp.com

UNIVAR

SEC MAIL PROCESSING
RECEIVED
AUG 30 2007
WASH. D.C. 161 SECTION

August 10, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: File number 82-34796
Univar NV Rule 12g3-2(b)(1)(iii) information submission

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's disclosures as listed on Attachment A.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Peter Heinz
Vice President- General Counsel

Enclosure

UNIVAR

PRESS RELEASE

Univar Reports First-Half 2007 Results: Sales Up 16.4% to USD 3,951.8 Million, EBITDA Up 14.0% To USD 166.4 Million

Rotterdam, The Netherlands – August 9, 2007 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced its results for the six months ended June 30, 2007.

Highlights 1H 2007

- **First-half 2007 consolidated net sales increased 16.4% from the year-ago six-month period, to USD 3,951.8 million from USD 3,395.4 million. The sales increase was due primarily to the acquisition of CHEMCENTRAL Corporation in April, 2007. Organic growth was 5.1%.**

- **EBITDA grew by 14.0%, to USD 166.4 million from USD 146.0 million a year ago, driven primarily by the acquisition of CHEMCENTRAL. EBIT rose 9.2% to USD 135.5 million from USD 124.1 million in the comparable year-ago period.**

- **Net income declined 1.4% in 1H 2007, to USD 69.3 million from USD 70.3 million in the year-ago period, primarily a result of the substantial increase in interest expense associated with the acquisition of CHEMCENTRAL.**

CEO's Statement

"I'm very pleased by our first half-year results, particularly by the fact that we have been able to retain our growth momentum despite a more challenging market environment in North America and the challenge of integrating the CHEMCENTRAL business," said Gary E. Pruitt, Chairman & CEO. "The acquisition of CHEMCENTRAL is delivering more value than we expected at this time, with lower than anticipated loss of overlapping business and greater than expected market development opportunities. Already we have realized several key customer wins due to expanded product offerings." Mr. Pruitt said the Univar management team remains confident with regard to commercial prospects in all markets for the balance of the year.

Consolidated Key Results – First Half

(unaudited; in USD millions except ratios and per share results)	1H 2007	1H 2006	% Change (actual)	% Change (currency-neutral)
Net sales	**3,951.8**	3,395.4	16.4	13.5
Gross margin	**554.9**	498.1	11.4	8.6
Operating expenses	**419.4**	374.0	12.1	9.0
Operating expenses : Gross margin	**75.6%**	75.1%	-	-
Operating income before depreciation and amortization (EBITDA)	**166.4**	146.0	14.0	11.9
Operating income (EBIT)	**135.5**	124.1	9.2	7.3
EBIT margin (EBIT : Net sales)	**3.4%**	3.7%	-	-
Net income	**69.3**	70.3	(1.4)	(2.7)
Fully diluted earnings per common share	**2.44**	2.41	1.2	-

First-half 2007 Results

For the first six months of 2007, Univar reported sales of USD 3,951.8 million compared with USD 3,395.4 million in the first half of 2006, an increase of 16.4%. Revenue improvement in 1H 2007 reflected strong growth in the US and Europe (currency-aided), with modest growth in Canada, the latter coming off a record year in 2006. Consolidated sales results were driven by substantial volume growth companywide, and modest overall increases in chemical pricing. Approximately one half of this volume growth was due to the CHEMCENTRAL acquisition. The company realized an increase in overall pound volume of approximately 10% (4.2% excluding CHEMCENTRAL). The portfolio of products sold by Univar increased in price during the first half-year by an average of less than 1%.

Gross margin improved to USD 554.9 million compared with USD 498.1 million a year ago, with the improvement over first-half 2006 due to the increase in sales. Gross margin as a percent of sales declined to 14.0% from 14.7% in the year-ago period. The company's focus on market share growth combined with a very competitive selling environment, particularly in Canada, compressed margin development. Gross margin was also impacted by the CHEMCENTRAL product mix, which earns a lower margin percent, and by implementation issues related to a new ERP system in France.

Operating expenses increased by 12.1%, or 9.0% on a currency-neutral basis, to USD 419.4 million from USD 374.0 million in 1H 2006. Operating expenses increased primarily in connection with the April 19, 2007 acquisition of CHEMCENTRAL Corporation. Operating expenses as a percent of gross margin increased to 75.6% from 75.1% a year ago.

EBITDA for the first half of 2007 increased by 14.0% to USD 166.4 million compared with USD 146.0 million in first-half 2006. First-half EBIT of USD 135.5 million compared with USD 124.1 million a year ago, an increase of 9.2%, and was affected by a considerable increase in depreciation and amortization associated with the acquisition of CHEMCENTRAL. In H1 2007, Univar USA and Univar Europe saw substantial increases in EBIT, with Univar Canada recording a modest decline.

Interest expense, a substantial factor in second-quarter and first-half net results, increased for the first six months by USD 12.2 million to USD 27.4 million compared with USD 15.2 million a year

ago, due to increased borrowings as a result of the acquisition of CHEMCENTRAL and higher working capital for growth.

The effective tax rate was 35.9% for the first half compared to 35.0% in the first half of 2006.

Net income, impacted by substantially higher interest expense, declined 1.4% to USD 69.3 million compared with USD 70.3 million in the year-ago period. Fully diluted earnings per share were USD 2.44 compared with USD 2.41 in the first six months of 2006, up 1.2%.

Second-quarter 2007 Results

Consolidated second-quarter net sales grew by USD 22.8%, to USD 2,224.9 million compared with USD 1,812.4 million in Q2 2006. Univar USA generated a very large revenue gain of 39.4% from the year-ago quarter, with Univar Europe recording a solid increase and Univar Canada, a slight increase. CHEMCENTRAL added USD 287.1 million in sales, almost entirely in the US.

Gross margin, which was significantly impacted by the CHEMCENTRAL acquisition, improved to USD 302.2 million compared with USD 258.9 million in 2Q 2006, an increase of 16.7%. Gross margin as a percent of sales declined to 13.6% from 14.3% in the year-ago quarter due to a highly competitive environment and changes in the mix of products sold, including the lower margin percent mix of CHEMCENTRAL products. IT implementation issues in France continued to impact gross margin development, although to a lesser extent than in Q1 2007.

Operating expenses as a percent of gross margin increased year-over-year, to 73.8% in the second quarter of 2007 from 73.2% in the second quarter of 2006. Total operating expenses increased by 17.6%, to USD 222.9 million compared with USD 189.6 million in the comparable year-ago period. Operating expenses increased primarily as a result of the acquisition of CHEMCENTRAL.

EBITDA for the second quarter of 2007 increased by 21.2% to USD 97.7 million compared with USD 80.5 million in the second quarter of 2006. Univar reported second-quarter 2007 EBIT of USD 79.3 million, an increase of 14.4% over USD 69.3 million in second-quarter 2006. The improvement was due primarily to substantial growth in sales. EBIT was impacted by significant increases in depreciation and amortization associated with the acquisition of CHEMCENTRAL.

Interest expense was influenced considerably by the acquisition of CHEMCENTRAL. Net interest expense increased by USD 9.9 million to USD 18.6 million compared with USD 8.7 million a year ago, due to increased borrowings associated with the acquisition of CHEMCENTRAL and higher working capital for growth.

The effective tax rate in Q2 2007 was 35.8% compared with 34.6% in Q2 2006.

The company reported a 1.3% decrease in net income in second-quarter 2007 to USD 39.0 million, or USD 1.37 per fully diluted share, compared with USD 39.5 million, or USD 1.38 per fully diluted share, a year ago.

Financial Position

At June 30, 2007, total assets had increased by USD 1,359.9 million from December 31, 2006, to USD 4,202.6 million. Cash and cash equivalents decreased to USD 33.2 million from USD 46.3 million at the end of 2006. The acquisition of CHEMCENTRAL resulted in approximately USD 304 million of goodwill being added and USD 139.0 million in intangible assets. Although purchase accounting is largely complete, certain of these balances may change as valuation is finalized. Days' sales in working capital at June 30, 2007 of 43.5 days compared with 41.5 days at June 30, 2006. Trade working capital (accounts receivable plus inventories minus trade accounts payable) levels increased by USD 346.4 million from December 31, 2006, USD 210.5 million of which relates to the CHEMCENTRAL acquisition. The rest of the increase relates to

foreign exchange (USD 36.8 million) and to fund higher sales levels and normal seasonal increases (USD 99.1 million.). Short-term and long-term debt levels increased to USD 1,332.3 million compared with USD 592.7 million at December 31, 2006. The increase is primarily due to the acquisition of CHEMCENTRAL for USD 650 million and higher trade working capital levels. Total equity increased to USD 928.4 million from USD 872.4 million at December 31, 2006, due primarily to the net income for the period and the effect of foreign currency movements, less the dividend paid to common shareholders in May 2007.

Outlook 2007

Based on our view of economic and business conditions in the markets we serve, Univar believes it is positioned to achieve year-over-year organic operating performance improvement in sales and EBITDA again in 2007. This improvement will be further enhanced by the acquisition of CHEMCENTRAL, which was completed on April 19, 2007.

First-Half Results by Segment

Univar USA

(unaudited; in USD millions except ratios)	**1H 2007**	1H 2006	% Change
Net sales	1,996.6	1,623.4	23.0
Gross margin	287.2	244.8	17.3
Operating expenses	216.1	185.3	16.6
Operating expenses : Gross margin	75.2%	75.7%	-
Operating income before depreciation and amortization (EBITDA)	89.1	71.0	25.5
Operating income (EBIT)	71.1	59.5	19.5
EBIT margin (EBIT : Net sales)	3.6%	3.7%	-

Strong revenue growth of 23.0% drove improved operating results at Univar USA. Increased revenues from the acquisition of CHEMCENTRAL Corporation in April and organic pound volume improvement of approximately 6.6%, offset by a slight overall price decline, brought about the revenue improvement.

Univar USA's first-half sales for 2007 were USD 1,996.6 million compared with USD 1,623.4 million the previous year, a 23.0% increase. Organic growth in revenues (excluding the CHEMCENTRAL acquisition) was 5.7%, driven by volume improvement.

Gross margin increased in 1H 2007 to USD 287.2 million, up 17.3% from USD 244.8 million in the same six-month period of 2006, due to the growth in sales. Gross margin percentage declined to 14.4% from 15.1% a year ago. Approximately one half of this decline was due to the change in product mix brought about by the CHEMCENTRAL acquisition. The balance was due to the Univar USA focus on retaining and building market share in a highly competitive selling environment. Univar's pest control business, Professional Products & Services, accounted for much of the decline in gross margin dollars as a result of lower revenues and reduced margins brought about by competing generic products.

Operating expenses declined slightly as a percent of gross margin to 75.2% from 75.7% in the first six months of 2006 due to ongoing optimization and productivity improvement processes. Total operating expenses increased by USD 30.8 million, or 16.6%, to USD 216.1 million from USD 185.3 million in the first half of 2006. This was due primarily to the CHEMCENTRAL acquisition.

First-half 2007 EBIT improved substantially to USD 71.1 million from USD 59.5 million the previous year, an increase of 19.5%.

Univar Europe

(unaudited; in USD millions except ratios)	**1H 2007**	1H 2006	% Change (actual)	% Change (currency-neutral)
Net sales	1,226.9	1,069.1	14.8	5.9
Gross margin	174.8	157.8	10.8	2.0
Operating expenses	143.5	132.6	8.2	(0.5)
Operating expenses : Gross margin	82.1%	84.0%	-	-
Operating income before depreciation and amortization (EBITDA)	39.8	32.2	23.6	14.6
Operating income (EBIT)	31.3	25.2	24.2	15.1
EBIT margin (EBIT : Net sales)	2.6%	2.4%	-	-

Univar Europe continued to improve its operating performance again in the second quarter and first half of 2007, producing material sales growth while at the same time also achieving a slight operating expense dècline in local currency. Univar's European business experienced revenue growth of 14.8%, boosted by currency movements, with 5.9% growth on a currency-neutral basis. Europe's revenue growth came from both improved volumes and higher chemical pricing.

First-half sales in Europe increased to USD 1,226.9 million from USD 1,069.1 million a year ago, reflecting organic growth in virtually all of the company's European businesses. Prices of chemical products sold rose approximately 3% year-over-year, while volume improved about 2.3%. Univar Europe's organic sales growth for the first six months of 2007 was 5.9%. The economies in Univar's European markets saw clear improvement, which benefited our business.

Gross margin increased to USD 174.8 million from USD 157.8 million, up 10.8% primarily as a result of currency movements, but with a modest 2.0% increase on a currency-neutral basis. Gross margin percentage declined to 14.2% from 14.8% in the year-ago period, primarily reflecting residual IT implementation-related margin decline in France, as well as the overall competitive environment. Employee experience levels in using the new IT system in France improved throughout the second quarter and, as a result, system implementation issues were less of a drag on Univar France's results in Q2 than was the case in Q1. Gross margin was also affected by a reclassification of tank farm and transportation costs in France, which would have decreased the year-ago gross margin by USD 1.9 million and therefore reduced the year-over-year decline in gross margin percentage to four-tenths of a percent.

Operating expenses increased by 8.2% to USD 143.5 million compared with USD 132.6 million a year ago, and declined slightly, by 0.5%, on a currency-neutral basis, primarily due to the sale of a property in Dublin, Ireland, which netted a pre-tax profit of USD 4.4 million and is shown as a reduction in expenses.

EBIT increased to USD 31.3 million from USD 25.2 million, or 24.2% (15.1% currency-neutral), reflecting good sales growth, solid expense control, and positive currency movements.

Univar Canada

(unaudited; in USD millions except ratios)	1H 2007	1H 2006	% Change (actual)	% Change (currency -neutral)
Net sales	657.2	642.2	2.3	2.0
Gross margin	88.4	90.6	(2.4)	(2.8)
Operating expenses	46.3	44.6	3.8	3.3
Operating expenses : Gross margin	52.3%	49.2%	-	-
Operating income before depreciation and amortization (EBITDA)	45.5	49.0	(7.1)	(7.5)
Operating income (EBIT)	42.1	46.0	(8.5)	(8.7)
EBIT margin (EBIT : Net sales)	6.4%	7.2%	-	-

In Canada, sales reached a best-ever level for the first half, though a small decline in gross margin and a modest increase in operating expenses caused a decline in EBIT. Sales in the industrial chemicals business were approximately flat year-over-year, with modest growth in the agricultural sector. Operationally, the strong Canadian dollar against the US dollar continued to pressure export business in Canada's industrial Eastern Region. However, the strong Canadian dollar also virtually eliminated currency adjustments on a reported basis for local-currency-denominated results.

Univar Canada recorded first-half sales for 2007 of USD 657.2 million compared with USD 642.2 million in first-half 2006, a 2.3% increase. Industrial chemical pound volume (excluding Agricultural chemical sales) decreased about 1.7% while average selling prices increased approximately 1%. Revenues increased modestly in the West while decreasing slightly in the East, due to the impact of the higher Canadian dollar relative to the US dollar in the manufacturing-based economy in Eastern Canada, which resulted in lower demand from US customers. The modest volume decline was due in large part to the slowdown in methanol volumes caused by reduced drilling activity in Alberta.

Gross margin declined to USD 88.4 million from USD 90.6 million in the same six-month period of 2006, due to a decline in gross margin percentage to 13.5% from 14.1% in the same year-ago period. The decline in gross margin percentage is partially attributable to the improvement in lower-margin agriculture business, and to changes in product and supplier mix.

Operating expenses as a percent of gross margin increased to 52.3% in the first half of 2007 compared with 49.2% in the first half of 2006, due to the decline in gross margin percent. Total expenses rose to USD 46.3 million from USD 44.6 million, or 3.8%.

First-half 2007 EBIT declined by 8.5% to USD 42.1 million compared with USD 46.0 million a year ago, as a result of the decline in gross margin and the increase in operating expenses.

Asbestos Defense Proceedings

As previously disclosed, in connection with Univar's purchase of McKesson Chemical Company in 1986, Univar agreed to defend and indemnify McKesson Corporation for certain liabilities. Pursuant to that indemnification agreement, McKesson is tendering to Univar lawsuits naming McKesson as a defendant and claiming personal injury from exposure to asbestos ("asbestos claims"). As of June 30, 2007 there were approximately 1,715 (2006: 8,989) separate-plaintiff claims in multi-plaintiff lawsuits pending in the State of Mississippi and 344 (2006: 351) single-plaintiff asbestos claims filed in other states. During the first six months of 2007, approximately 35 Mississippi claims were dismissed, all without payment, and no new multi-claimant cases

tendered. Also during the first six months 2007, 209 single-plaintiff lawsuits were tendered by McKesson, and 135 cases were dismissed, all without payment.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of over 200 distribution centers, located throughout the United States, Canada, 18 European countries and China. In 2006, Univar generated net sales of USD 6.6 billion and operating income (EBIT) of USD 238.6 million. Univar has approximately 7,900 employees based throughout North America, Europe and China. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

Website : www.univarcorp.com

###

ANNEX 1: CONSOLIDATED INCOME STATEMENT – First Half

(unaudited; in USD millions, except earnings per share)	1H 2007	1H 2006	% Change
Net sales	**3,951.8**	3,395.4	16.4
Cost of sales	**3,396.9**	2,897.3	17.2
Gross margin	**554.9**	498.1	11.4
Personnel costs	**245.1**	219.4	11.7
Other operating expenses	**143.4**	132.7	8.1
Depreciation	**28.2**	21.9	28.8
Amortization	**2.7**	-	100.0
Total operating expenses	**419.4**	374.0	12.1
Operating income (EBIT)	**135.5**	124.1	9.2
Non-operating expense	**-**	0.7	(100.0)
Interest expense, net	**27.4**	15.2	80.3
Income before taxes	**108.1**	108.2	(0.1)
Income tax expense	**38.8**	37.9	2.4
Net income	**69.3**	70.3	(1.4)
Basic earnings per common share	**2.45**	2.45	-
Fully diluted earnings per common share	**2.44**	2.41	0.4
Weighted-average shares outstanding	**28,252,237**	28,658,987	(1.4)
EBITDA	**166.4**	146.0	14.0

ANNEX 2: CONSOLIDATED INCOME STATEMENT – Second Quarter

(unaudited; in USD millions, except earnings per share)	Q2 2007	Q2 2006	% Change
Net sales	**2,224.9**	1,812.4	22.8
Cost of sales	**1,922.7**	1,553.5	23.8
Gross margin	**302.2**	258.9	16.7
Personnel costs	**130.8**	111.7	17.1
Other operating expenses	**73.7**	66.7	10.5
Depreciation	**15.7**	11.2	40.2
Amortization	**2.7**	-	100.0
Total operating expenses	**222.9**	189.6	17.6
Operating income (EBIT)	**79.3**	69.3	14.4
Non-operating expense (income)	**(0.1)**	0.2	(150.0)
Interest expense, net	**18.6**	8.7	113.8
Income before taxes	**60.8**	60.4	0.7
Income tax expense	**21.8**	20.9	4.3
Net income	**39.0**	39.5	(1.3)
Basic earnings per common share	**1.38**	1.40	(1.4)
Fully diluted earnings per common share	**1.37**	1.38	(0.7)
Weighted-average shares outstanding	**28,277,737**	28,219,987	0.2
EBITDA	**97.7**	80.5	21.2

ANNEX 3: CONSOLIDATED BALANCE SHEET

(in US$ millions)	**June 30, 2007 (unaudited)**	December 31, 2006	June 30, 2006 (unaudited)
Intangible assets	**798.1**	349.2	333.2
Property, plant and equipment	**733.7**	533.9	497.4
Deferred tax assets	**210.9**	173.6	160.3
Other assets	**19.9**	13.5	12.3
Total non-current assets	**1,762.6**	1,070.2	1,003.2
Inventories	**769.0**	646.1	606.0
Accounts receivable	**1,533.0**	983.4	1,180.6
Other receivables and prepaid expenses	**100.1**	91.8	82.1
Income tax receivable	**4.7**	4.9	6.2
Cash and cash equivalents	**33.2**	46.3	58.7
Total current assets	**2,440.0**	1,772.5	1,933.6
Total assets	**4,202.6**	2,847.7	2,936.8
Issued capital	**40.5**	39.5	38.1
Share premium	**563.8**	565.9	566.9
Treasury shares	**(57.2)**	(61.0)	(62.3)
Retained earnings	**327.6**	298.7	234.3
Other reserves	**53.7**	29.3	35.0
Total equity	**928.4**	872.4	812.0
Long-term debt	**1,228.3**	544.6	585.7
Provisions	**334.1**	250.8	255.0
Deferred tax liabilities	**186.0**	62.3	60.3
Other liabilities	**21.5**	19.3	17.2
Total non-current liabilities	**1,769.9**	877.0	918.2
Amounts owed to banks	**103.8**	47.9	46.2
Current portion of long-term debt	**0.2**	0.2	0.2
Trade accounts and other accounts payable	**1,362.6**	1,001.2	1,124.4
Income tax payable	**10.0**	16.8	12.7
Provisions	**27.7**	27.2	23.1
Total current liabilities	**1,504.3**	1,093.3	1,206.6
Total liabilities	**3,274.2**	1,970.3	2,124.8
Total equity and liabilities	**4,202.6**	2,842.7	2,936.8

ANNEX 4: CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in USD millions)	1H 2007	1H 2006
Net income	**69.3**	70.3
Adjustments for:		
Depreciation and amortization	**30.9**	22.0
Share-based payments	**1.7**	0.9
Movement in provisions	**1.4**	(21.3)
Movement in deferred tax	**3.0**	17.0
Gain on sale of property, plant and equipment	**(4.0)**	(0.8)
Gross cash flow from operating activities	**102.3**	88.1
Movements in working capital (excluding cash and cash equivalents, short-term credit and dividend)	**(122.0)**	(65.7)
Net cash flow from operating activities	**(19.7)**	22.4
Investments:		
Property, plant and equipment	**(37.6)**	(32.4)
Acquisitions (including goodwill), net of cash acquired	**(655.9)**	(1.9)
Total investments	**(693.5)**	(34.3)
Disposals:		
Property, plant and equipment	**6.5**	2.5
Total disposals	**6.5**	2.5
Net cash flow from investing activities	**(687.0)**	(31.8)
Financing:		
Repayment of long-term debt	**(640.2)**	(165.0)
Proceeds from long-term debt	**1,320.0**	289.7
Net proceeds from share issues	**1.7**	0.7
Shares purchased for treasury	**-**	(50.1)
Cash dividends	**(41.3)**	(26.4)
Net movement in short-term financing	**52.4**	(15.1)
Net cash flow from financing activities	**692.6**	33.8
Net cash flow	**(14.1)**	24.4
Exchange and translation differences	**1.0**	(0.8)
Increase / (decrease) in cash and cash equivalents	**(13.1)**	23.6
Cash and cash equivalents at beginning of period	**46.3**	35.1
Cash and cash equivalents at end of period	**33.2**	58.7

Net cash flow from operating activities includes:		
Interest received	**3.1**	1.6
Interest paid	**20.8**	14.6
Income tax received	**0.1**	7.7
Income tax paid	**44.0**	41.1

Univar N.V.
500 – 108th Avenue NE
Suite 2200
Bellevue, WA
98004 USA

T 425 638-4900
F 425 638-4953

www.univarcorp.com

UNIVAR

August 10, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: File number 82-34796
Univar NV Rule 12g3-2(b)(1)(iii) information submission

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's disclosures as listed on Attachment A.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Peter Heinz
Vice President- General Counsel

Enclosure

UNIVAR

PRESS RELEASE

Univar Reports First-Half 2007 Results: Sales Up 16.4% to USD 3,951.8 Million, EBITDA Up 14.0% To USD 166.4 Million

Rotterdam, The Netherlands – August 9, 2007 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced its results for the six months ended June 30, 2007.

Highlights 1H 2007

- **First-half 2007 consolidated net sales increased 16.4% from the year-ago six-month period, to USD 3,951.8 million from USD 3,395.4 million. The sales increase was due primarily to the acquisition of CHEMCENTRAL Corporation in April, 2007. Organic growth was 5.1%.**
- **EBITDA grew by 14.0%, to USD 166.4 million from USD 146.0 million a year ago, driven primarily by the acquisition of CHEMCENTRAL. EBIT rose 9.2% to USD 135.5 million from USD 124.1 million in the comparable year-ago period.**
- **Net income declined 1.4% in 1H 2007, to USD 69.3 million from USD 70.3 million in the year-ago period, primarily a result of the substantial increase in interest expense associated with the acquisition of CHEMCENTRAL.**

CEO's Statement

"I'm very pleased by our first half-year results, particularly by the fact that we have been able to retain our growth momentum despite a more challenging market environment in North America and the challenge of integrating the CHEMCENTRAL business," said Gary E. Pruitt, Chairman & CEO. "The acquisition of CHEMCENTRAL is delivering more value than we expected at this time, with lower than anticipated loss of overlapping business and greater than expected market development opportunities. Already we have realized several key customer wins due to expanded product offerings." Mr. Pruitt said the Univar management team remains confident with regard to commercial prospects in all markets for the balance of the year.

Consolidated Key Results – First Half

(unaudited; in USD millions except ratios and per share results)	1H 2007	1H 2006	% Change (actual)	% Change (currency-neutral)
Net sales	**3,951.8**	3,395.4	16.4	13.5
Gross margin	**554.9**	498.1	11.4	8.6
Operating expenses	**419.4**	374.0	12.1	9.0
Operating expenses : Gross margin	**75.6%**	75.1%	-	-
Operating income before depreciation and amortization (EBITDA)	**166.4**	146.0	14.0	11.9
Operating income (EBIT)	**135.5**	124.1	9.2	7.3
EBIT margin (EBIT : Net sales)	**3.4%**	3.7%	-	-
Net income	**69.3**	70.3	(1.4)	(2.7)
Fully diluted earnings per common share	**2.44**	2.41	1.2	-

First-half 2007 Results

For the first six months of 2007, Univar reported sales of USD 3,951.8 million compared with USD 3,395.4 million in the first half of 2006, an increase of 16.4%. Revenue improvement in 1H 2007 reflected strong growth in the US and Europe (currency-aided), with modest growth in Canada, the latter coming off a record year in 2006. Consolidated sales results were driven by substantial volume growth companywide, and modest overall increases in chemical pricing. Approximately one half of this volume growth was due to the CHEMCENTRAL acquisition. The company realized an increase in overall pound volume of approximately 10% (4.2% excluding CHEMCENTRAL). The portfolio of products sold by Univar increased in price during the first half-year by an average of less than 1%.

Gross margin improved to USD 554.9 million compared with USD 498.1 million a year ago, with the improvement over first-half 2006 due to the increase in sales. Gross margin as a percent of sales declined to 14.0% from 14.7% in the year-ago period. The company's focus on market share growth combined with a very competitive selling environment, particularly in Canada, compressed margin development. Gross margin was also impacted by the CHEMCENTRAL product mix, which earns a lower margin percent, and by implementation issues related to a new ERP system in France.

Operating expenses increased by 12.1%, or 9.0% on a currency-neutral basis, to USD 419.4 million from USD 374.0 million in 1H 2006. Operating expenses increased primarily in connection with the April 19, 2007 acquisition of CHEMCENTRAL Corporation. Operating expenses as a percent of gross margin increased to 75.6% from 75.1% a year ago.

EBITDA for the first half of 2007 increased by 14.0% to USD 166.4 million compared with USD 146.0 million in first-half 2006. First-half EBIT of USD 135.5 million compared with USD 124.1 million a year ago, an increase of 9.2%, and was affected by a considerable increase in depreciation and amortization associated with the acquisition of CHEMCENTRAL. In H1 2007, Univar USA and Univar Europe saw substantial increases in EBIT, with Univar Canada recording a modest decline.

Interest expense, a substantial factor in second-quarter and first-half net results, increased for the first six months by USD 12.2 million to USD 27.4 million compared with USD 15.2 million a year

ago, due to increased borrowings as a result of the acquisition of CHEMCENTRAL and higher working capital for growth.

The effective tax rate was 35.9% for the first half compared to 35.0% in the first half of 2006.

Net income, impacted by substantially higher interest expense, declined 1.4% to USD 69.3 million compared with USD 70.3 million in the year-ago period. Fully diluted earnings per share were USD 2.44 compared with USD 2.41 in the first six months of 2006, up 1.2%.

Second-quarter 2007 Results

Consolidated second-quarter net sales grew by USD 22.8%, to USD 2,224.9 million compared with USD 1,812.4 million in Q2 2006. Univar USA generated a very large revenue gain of 39.4% from the year-ago quarter, with Univar Europe recording a solid increase and Univar Canada, a slight increase. CHEMCENTRAL added USD 287.1 million in sales, almost entirely in the US.

Gross margin, which was significantly impacted by the CHEMCENTRAL acquisition, improved to USD 302.2 million compared with USD 258.9 million in 2Q 2006, an increase of 16.7%. Gross margin as a percent of sales declined to 13.6% from 14.3% in the year-ago quarter due to a highly competitive environment and changes in the mix of products sold, including the lower margin percent mix of CHEMCENTRAL products. IT implementation issues in France continued to impact gross margin development, although to a lesser extent than in Q1 2007.

Operating expenses as a percent of gross margin increased year-over-year, to 73.8% in the second quarter of 2007 from 73.2% in the second quarter of 2006. Total operating expenses increased by 17.6%, to USD 222.9 million compared with USD 189.6 million in the comparable year-ago period. Operating expenses increased primarily as a result of the acquisition of CHEMCENTRAL.

EBITDA for the second quarter of 2007 increased by 21.2% to USD 97.7 million compared with USD 80.5 million in the second quarter of 2006. Univar reported second-quarter 2007 EBIT of USD 79.3 million, an increase of 14.4% over USD 69.3 million in second-quarter 2006. The improvement was due primarily to substantial growth in sales. EBIT was impacted by significant increases in depreciation and amortization associated with the acquisition of CHEMCENTRAL.

Interest expense was influenced considerably by the acquisition of CHEMCENTRAL. Net interest expense increased by USD 9.9 million to USD 18.6 million compared with USD 8.7 million a year ago, due to increased borrowings associated with the acquisition of CHEMCENTRAL and higher working capital for growth.

The effective tax rate in Q2 2007 was 35.8% compared with 34.6% in Q2 2006.

The company reported a 1.3% decrease in net income in second-quarter 2007 to USD 39.0 million, or USD 1.37 per fully diluted share, compared with USD 39.5 million, or USD 1.38 per fully diluted share, a year ago.

Financial Position

At June 30, 2007, total assets had increased by USD 1,359.9 million from December 31, 2006, to USD 4,202.6 million. Cash and cash equivalents decreased to USD 33.2 million from USD 46.3 million at the end of 2006. The acquisition of CHEMCENTRAL resulted in approximately USD 304 million of goodwill being added and USD 139.0 million in intangible assets. Although purchase accounting is largely complete, certain of these balances may change as valuation is finalized. Days' sales in working capital at June 30, 2007 of 43.5 days compared with 41.5 days at June 30, 2006. Trade working capital (accounts receivable plus inventories minus trade accounts payable) levels increased by USD 346.4 million from December 31, 2006, USD 210.5 million of which relates to the CHEMCENTRAL acquisition. The rest of the increase relates to

foreign exchange (USD 36.8 million) and to fund higher sales levels and normal seasonal increases (USD 99.1 million.). Short-term and long-term debt levels increased to USD 1,332.3 million compared with USD 592.7 million at December 31, 2006. The increase is primarily due to the acquisition of CHEMCENTRAL for USD 650 million and higher trade working capital levels. Total equity increased to USD 928.4 million from USD 872.4 million at December 31, 2006, due primarily to the net income for the period and the effect of foreign currency movements, less the dividend paid to common shareholders in May 2007.

Outlook 2007
Based on our view of economic and business conditions in the markets we serve, Univar believes it is positioned to achieve year-over-year organic operating performance improvement in sales and EBITDA again in 2007. This improvement will be further enhanced by the acquisition of CHEMCENTRAL, which was completed on April 19, 2007.

First-Half Results by Segment

Univar USA

(unaudited; in USD millions except ratios)	1H 2007	1H 2006	% Change
Net sales	1,996.6	1,623.4	23.0
Gross margin	287.2	244.8	17.3
Operating expenses	216.1	185.3	16.6
Operating expenses : Gross margin	75.2%	75.7%	-
Operating income before depreciation and amortization (EBITDA)	89.1	71.0	25.5
Operating income (EBIT)	71.1	59.5	19.5
EBIT margin (EBIT : Net sales)	3.6%	3.7%	-

Strong revenue growth of 23.0% drove improved operating results at Univar USA. Increased revenues from the acquisition of CHEMCENTRAL Corporation in April and organic pound volume improvement of approximately 6.6%, offset by a slight overall price decline, brought about the revenue improvement.

Univar USA's first-half sales for 2007 were USD 1,996.6 million compared with USD 1,623.4 million the previous year, a 23.0% increase. Organic growth in revenues (excluding the CHEMCENTRAL acquisition) was 5.7%, driven by volume improvement.

Gross margin increased in 1H 2007 to USD 287.2 million, up 17.3% from USD 244.8 million in the same six-month period of 2006, due to the growth in sales. Gross margin percentage declined to 14.4% from 15.1% a year ago. Approximately one half of this decline was due to the change in product mix brought about by the CHEMCENTRAL acquisition. The balance was due to the Univar USA focus on retaining and building market share in a highly competitive selling environment. Univar's pest control business, Professional Products & Services, accounted for much of the decline in gross margin dollars as a result of lower revenues and reduced margins brought about by competing generic products.

Operating expenses declined slightly as a percent of gross margin to 75.2% from 75.7% in the first six months of 2006 due to ongoing optimization and productivity improvement processes. Total operating expenses increased by USD 30.8 million, or 16.6%, to USD 216.1 million from USD 185.3 million in the first half of 2006. This was due primarily to the CHEMCENTRAL acquisition.

First-half 2007 EBIT improved substantially to USD 71.1 million from USD 59.5 million the previous year, an increase of 19.5%.

Univar Europe

(unaudited; in USD millions except ratios)	1H 2007	1H 2006	% Change (actual)	% Change (currency-neutral)
Net sales	1,226.9	1,069.1	14.8	5.9
Gross margin	174.8	157.8	10.8	2.0
Operating expenses	143.5	132.6	8.2	(0.5)
Operating expenses : Gross margin	82.1%	84.0%	-	-
Operating income before depreciation and amortization (EBITDA)	39.8	32.2	23.6	14.6
Operating income (EBIT)	31.3	25.2	24.2	15.1
EBIT margin (EBIT : Net sales)	2.6%	2.4%	-	-

Univar Europe continued to improve its operating performance again in the second quarter and first half of 2007, producing material sales growth while at the same time also achieving a slight operating expense decline in local currency. Univar's European business experienced revenue growth of 14.8%, boosted by currency movements, with 5.9% growth on a currency-neutral basis. Europe's revenue growth came from both improved volumes and higher chemical pricing.

First-half sales in Europe increased to USD 1,226.9 million from USD 1,069.1 million a year ago, reflecting organic growth in virtually all of the company's European businesses. Prices of chemical products sold rose approximately 3% year-over-year, while volume improved about 2.3%. Univar Europe's organic sales growth for the first six months of 2007 was 5.9%. The economies in Univar's European markets saw clear improvement, which benefited our business.

Gross margin increased to USD 174.8 million from USD 157.8 million, up 10.8% primarily as a result of currency movements, but with a modest 2.0% increase on a currency-neutral basis. Gross margin percentage declined to 14.2% from 14.8% in the year-ago period, primarily reflecting residual IT implementation-related margin decline in France, as well as the overall competitive environment. Employee experience levels in using the new IT system in France improved throughout the second quarter and, as a result, system implementation issues were less of a drag on Univar France's results in Q2 than was the case in Q1. Gross margin was also affected by a reclassification of tank farm and transportation costs in France, which would have decreased the year-ago gross margin by USD 1.9 million and therefore reduced the year-over-year decline in gross margin percentage to four-tenths of a percent.

Operating expenses increased by 8.2% to USD 143.5 million compared with USD 132.6 million a year ago, and declined slightly, by 0.5%, on a currency-neutral basis, primarily due to the sale of a property in Dublin, Ireland, which netted a pre-tax profit of USD 4.4 million and is shown as a reduction in expenses.

EBIT increased to USD 31.3 million from USD 25.2 million, or 24.2% (15.1% currency-neutral), reflecting good sales growth, solid expense control, and positive currency movements.

Univar Canada

(unaudited; in USD millions except ratios)

	1H 2007	1H 2006	% Change (actual)	% Change (currency -neutral)
Net sales	657.2	642.2	2.3	2.0
Gross margin	88.4	90.6	(2.4)	(2.8)
Operating expenses	46.3	44.6	3.8	3.3
Operating expenses : Gross margin	52.3%	49.2%	-	-
Operating income before depreciation and amortization (EBITDA)	45.5	49.0	(7.1)	(7.5)
Operating income (EBIT)	42.1	46.0	(8.5)	(8.7)
EBIT margin (EBIT : Net sales)	6.4%	7.2%	-	-

In Canada, sales reached a best-ever level for the first half, though a small decline in gross margin and a modest increase in operating expenses caused a decline in EBIT. Sales in the industrial chemicals business were approximately flat year-over-year, with modest growth in the agricultural sector. Operationally, the strong Canadian dollar against the US dollar continued to pressure export business in Canada's industrial Eastern Region. However, the strong Canadian dollar also virtually eliminated currency adjustments on a reported basis for local-currency-denominated results.

Univar Canada recorded first-half sales for 2007 of USD 657.2 million compared with USD 642.2 million in first-half 2006, a 2.3% increase. Industrial chemical pound volume (excluding Agricultural chemical sales) decreased about 1.7% while average selling prices increased approximately 1%. Revenues increased modestly in the West while decreasing slightly in the East, due to the impact of the higher Canadian dollar relative to the US dollar in the manufacturing-based economy in Eastern Canada, which resulted in lower demand from US customers. The modest volume decline was due in large part to the slowdown in methanol volumes caused by reduced drilling activity in Alberta.

Gross margin declined to USD 88.4 million from USD 90.6 million in the same six-month period of 2006, due to a decline in gross margin percentage to 13.5% from 14.1% in the same year-ago period. The decline in gross margin percentage is partially attributable to the improvement in lower-margin agriculture business, and to changes in product and supplier mix.

Operating expenses as a percent of gross margin increased to 52.3% in the first half of 2007 compared with 49.2% in the first half of 2006, due to the decline in gross margin percent. Total expenses rose to USD 46.3 million from USD 44.6 million, or 3.8%.

First-half 2007 EBIT declined by 8.5% to USD 42.1 million compared with USD 46.0 million a year ago, as a result of the decline in gross margin and the increase in operating expenses.

Asbestos Defense Proceedings

As previously disclosed, in connection with Univar's purchase of McKesson Chemical Company in 1986, Univar agreed to defend and indemnify McKesson Corporation for certain liabilities. Pursuant to that indemnification agreement, McKesson is tendering to Univar lawsuits naming McKesson as a defendant and claiming personal injury from exposure to asbestos ("asbestos claims"). As of June 30, 2007 there were approximately 1,715 (2006: 8,989) separate-plaintiff claims in multi-plaintiff lawsuits pending in the State of Mississippi and 344 (2006: 351) single-plaintiff asbestos claims filed in other states. During the first six months of 2007, approximately 35 Mississippi claims were dismissed, all without payment, and no new multi-claimant cases

tendered. Also during the first six months 2007, 209 single-plaintiff lawsuits were tendered by McKesson, and 135 cases were dismissed, all without payment.

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of over 200 distribution centers, located throughout the United States, Canada, 18 European countries and China. In 2006, Univar generated net sales of USD 6.6 billion and operating income (EBIT) of USD 238.6 million. Univar has approximately 7,900 employees based throughout North America, Europe and China. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1 310 722 1363
Fax: +1 425 638 4953
E-mail: gregg.sloate@univarcorp.com

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

Website : www.univarcorp.com

###

ANNEX 1: CONSOLIDATED INCOME STATEMENT – First Half

(unaudited; in USD millions, except earnings per share)	1H 2007	1H 2006	% Change
Net sales	3,951.8	3,395.4	16.4
Cost of sales	3,396.9	2,897.3	17.2
Gross margin	554.9	498.1	11.4
Personnel costs	245.1	219.4	11.7
Other operating expenses	143.4	132.7	8.1
Depreciation	28.2	21.9	28.8
Amortization	2.7	-	100.0
Total operating expenses	419.4	374.0	12.1
Operating income (EBIT)	135.5	124.1	9.2
Non-operating expense	-	0.7	(100.0)
Interest expense, net	27.4	15.2	80.3
Income before taxes	108.1	108.2	(0.1)
Income tax expense	38.8	37.9	2.4
Net income	69.3	70.3	(1.4)
Basic earnings per common share	2.45	2.45	-
Fully diluted earnings per common share	2.44	2.41	0.4
Weighted-average shares outstanding	28,252,237	28,658,987	(1.4)
EBITDA	166.4	146.0	14.0

ANNEX 2: CONSOLIDATED INCOME STATEMENT – Second Quarter

(unaudited; in USD millions, except earnings per share)	Q2 2007	Q2 2006	% Change
Net sales	2,224.9	1,812.4	22.8
Cost of sales	1,922.7	1,553.5	23.8
Gross margin	302.2	258.9	16.7
Personnel costs	130.8	111.7	17.1
Other operating expenses	73.7	66.7	10.5
Depreciation	15.7	11.2	40.2
Amortization	2.7	-	100.0
Total operating expenses	222.9	189.6	17.6
Operating income (EBIT)	79.3	69.3	14.4
Non-operating expense (income)	(0.1)	0.2	(150.0)
Interest expense, net	18.6	8.7	113.8
Income before taxes	60.8	60.4	0.7
Income tax expense	21.8	20.9	4.3
Net income	39.0	39.5	(1.3)
Basic earnings per common share	1.38	1.40	(1.4)
Fully diluted earnings per common share	1.37	1.38	(0.7)
Weighted-average shares outstanding	28,277,737	28,219,987	0.2
EBITDA	97.7	80.5	21.2

ANNEX 3: CONSOLIDATED BALANCE SHEET

(in US$ millions)	June 30, 2007 (unaudited)	December 31, 2006	June 30, 2006 (unaudited)
Intangible assets	**798.1**	349.2	333.2
Property, plant and equipment	**733.7**	533.9	497.4
Deferred tax assets	**210.9**	173.6	160.3
Other assets	**19.9**	13.5	12.3
Total non-current assets	**1,762.6**	1,070.2	1,003.2
Inventories	**769.0**	646.1	606.0
Accounts receivable	**1,533.0**	983.4	1,180.6
Other receivables and prepaid expenses	**100.1**	91.8	82.1
Income tax receivable	**4.7**	4.9	6.2
Cash and cash equivalents	**33.2**	46.3	58.7
Total current assets	**2,440.0**	1,772.5	1,933.6
Total assets	**4,202.6**	2,847.7	2,936.8
Issued capital	**40.5**	39.5	38.1
Share premium	**563.8**	565.9	566.9
Treasury shares	**(57.2)**	(61.0)	(62.3)
Retained earnings	**327.6**	298.7	234.3
Other reserves	**53.7**	29.3	35.0
Total equity	**928.4**	872.4	812.0
Long-term debt	**1,228.3**	544.6	585.7
Provisions	**334.1**	250.8	255.0
Deferred tax liabilities	**186.0**	62.3	60.3
Other liabilities	**21.5**	19.3	17.2
Total non-current liabilities	**1,769.9**	877.0	918.2
Amounts owed to banks	**103.8**	47.9	46.2
Current portion of long-term debt	**0.2**	0.2	0.2
Trade accounts and other accounts payable	**1,362.6**	1,001.2	1,124.4
Income tax payable	**10.0**	16.8	12.7
Provisions	**27.7**	27.2	23.1
Total current liabilities	**1,504.3**	1,093.3	1,206.6
Total liabilities	**3,274.2**	1,970.3	2,124.8
Total equity and liabilities	**4,202.6**	2,842.7	2,936.8

ANNEX 4: CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in USD millions)	1H 2007	1H 2006
Net income	69.3	70.3
Adjustments for:		
Depreciation and amortization	30.9	22.0
Share-based payments	1.7	0.9
Movement in provisions	1.4	(21.3)
Movement in deferred tax	3.0	17.0
Gain on sale of property, plant and equipment	(4.0)	(0.8)
Gross cash flow from operating activities	102.3	88.1
Movements in working capital (excluding cash and cash equivalents, short-term credit and dividend)	(122.0)	(65.7)
Net cash flow from operating activities	(19.7)	22.4
Investments:		
Property, plant and equipment	(37.6)	(32.4)
Acquisitions (including goodwill), net of cash acquired	(655.9)	(1.9)
Total investments	(693.5)	(34.3)
Disposals:		
Property, plant and equipment	6.5	2.5
Total disposals	6.5	2.5
Net cash flow from investing activities	(687.0)	(31.8)
Financing:		
Repayment of long-term debt	(640.2)	(165.0)
Proceeds from long-term debt	1,320.0	289.7
Net proceeds from share issues	1.7	0.7
Shares purchased for treasury	-	(50.1)
Cash dividends	(41.3)	(26.4)
Net movement in short-term financing	52.4	(15.1)
Net cash flow from financing activities	692.6	33.8
Net cash flow	(14.1)	24.4
Exchange and translation differences	1.0	(0.8)
Increase / (decrease) in cash and cash equivalents	(13.1)	23.6
Cash and cash equivalents at beginning of period	46.3	35.1
Cash and cash equivalents at end of period	33.2	58.7

Net cash flow from operating activities includes:		
Interest received	3.1	1.6
Interest paid	20.8	14.6
Income tax received	0.1	7.7
Income tax paid	44.0	41.1

Univar N.V.
500 – 108th Avenue NE
Suite 2200
Bellevue, WA
98004 USA

T 425 638-4900
F 425 638-4953

www.univarcorp.com

UNIVAR

August 13, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: File number 82-34796
Univar NV Rule 12g3-2(b)(1)(iii) information submission

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's disclosures as listed on Attachment A.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Peter Heinz
Vice President- General Counsel

Enclosure

UNIVAR

PRESS RELEASE

Univar Acquires Dow Canada's Western Caustic Soda Distribution Assets

Rotterdam, The Netherlands – August 13, 2007 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, today announced that its Univar Canada business unit signed an agreement to purchase Dow Canada's western Canada caustic soda distribution assets. The assets consist of caustic soda storage and transportation assets, primarily tank terminal assets and leasehold at North Vancouver, British Columbia, and an owned fleet of 374 railcars, plus related supply and sales contracts. This acquisition will increase Univar Canada's annual sales of liquid caustic soda by an amount between 250,000 and 280,000 dry metric tons. The transaction, which is subject to regulatory approvals, is expected to close as soon as practicable in 2007.

This acquisition will enhance Univar Canada's footprint in the distribution of caustic soda in western Canada and the British Columbia and Alberta provinces. Gary E. Pruitt, Chairman and CEO of Univar N.V., said, "We are delighted with this transaction. It enables us to better serve the needs of our customers, primarily pulp and paper mills and oil and gas operators within these markets. Acquiring the Dow caustic business leverages a core Univar product offering and maintains our strong growth momentum in the western Canadian market."

About Univar

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial customers, with a full portfolio of products. The majority are commodities that the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of over 200 distribution centers, located throughout the United States, Canada, 18 European countries and China. In 2006, Univar generated net sales of USD 6.6 billion and operating income (EBIT) of USD 238.6 million. Univar has approximately 7,900 employees based throughout North America, Europe and China. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Russell Day
Director of Strategic Planning and Business Development
Tel: +1 425 638 4930
Fax: +1 425 638 4993

Citigate First Financial
Claire Verhagen
Tel: +31 (0)20 575 40 18
Fax: +31 (0)20 575 40 20
E-mail: claire.verhagen@citigateff.nl

E-mail: russell.day@univarcorp.com

Website: www.univarcorp.com

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ATTACHMENT A

Univar N.V. Disclosures

Tab 1. 2007 Fiscal Year

a. Press Release: Univar Acquires Dow Canada's Western Caustic Soda Distribution Assets, Dated August 13th, 2007

END